FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

May 31, 2023

Via EDGAR

Cara Lubitz Marc Thomas Office of Finance Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Morningstar, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 24, 2023 File No. 000-51280

Dear Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (“Morningstar” or the “Company”), we are writing in response to the comments contained in the comment letter dated April 24, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with the response of the Company.

Due to the commercially sensitive nature of certain information contained in this response and the exhibits hereto, this letter is also a request for confidential treatment of the bracketed portion of this response and exhibits (designated by “[***]”) pursuant the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).

Notes to Consolidated Financial Statements

6. Segment and Geographical Area Information, page 93

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

1.            We note your previous response to comment 1 in your letter dated June 10, 2020 regarding your determination that the Company has a single operating and reportable segment, and that you continue to identify a single reportable segment. We also note your current disclosure on page 11 regarding your license-based, asset-based, and transaction based product areas, which each still represent more than 10% of your total revenues, and your continued discussion of these product areas, including on a relative margin and directional basis, in your investor questions and answers provided on Forms 8-K, such as those filed on July 22, 2022, September 23, 2022 and March 23, 2023. Given your continued and ongoing discussion of these product areas, please provide us with an updated ASC 280 segment identification analysis, including information on the following:

• Provide us with details on your current management structure and how your Company is organized, including an organizational chart.

• Describe the role of your CODM and each of the individuals reporting to the CODM.

• Identify and describe the role of each of your product area managers and leadership team.

• Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

• Tell us how often the CODM meets with his direct reports and product area managers, the financial information the CODM reviews in conjunction with those meetings and the other participants at those meetings.

• Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

• Describe the basis for determining the compensation for each individual that reports to the CODM.

2.            As part of your updated segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. In this regard, your previous response indicated that a variety of financial information, including by product area, is provided to and reviewed by the CODM, and that the CODM meets with product area leaders on a regular basis to review performance in order to track progress across key business objectives. We also note certain disaggregated financial information, including relative margin and directional margin impacts, is available based on your responses to investor questions and answers. Please tell us whether the CODM continues to receive disaggregated financial information, such as by product or product area, and, if so, describe it in detail, how frequently it is provided, and how it is used by the CODM. In addition, describe the key business objectives that are tracked and discussed with the product area leaders, as referenced in your previous response letter. Finally, describe the financial information provided to the Board of Directors and how frequently that information is reviewed.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Response:

Summary

In determining and continuing to support its conclusion on its reportable segments, the Company referred to the guidance provided in FASB ASC 280, Segment Reporting (ASC 280), which employs a management approach in determining a company’s operating and reportable segments and, in turn, the presentation of disaggregated information by segment. The Company acknowledges that additional financial information, including relative and directional margins by revenue type and product area, is available and was made available due to requests from its shareholders given the Company’s interest in providing transparency when possible, and was provided with appropriate considerations and caveats as to the nature of its preparation. The Company concluded that its business activities and products covered by the Company’s reporting of revenue by type or product area may meet the definitions of a component and business activity. However, the Company does not believe this information constitutes discrete financial information in the context of ASC 280. The Company further discusses its rationale for this conclusion later in this letter. In addition, none of this financial information at the revenue by type or product area level is used by its chief operating decision maker (CODM), Kunal Kapoor, Chief Executive Officer (CEO), in making decisions about resource allocation or strategic initiatives. Therefore, the Company concludes that a single reportable segment continues to be appropriate. The Company’s analysis is provided below.

Segment Identification Analysis

Identify the CODM1

Following the steps outlined in ASC 280, the Company continues to conclude that its CODM is Kunal Kapoor, who is the Company’s CEO. The CODM focuses on total Company strategy and delivery of its suite of products to drive long-term revenue and operating income growth. The CODM is the only member of the management team with the authority to make or approve significant operating or strategic decisions (subject to oversight by the Company’s Board of Directors) related to resource allocation, capital allocation, operating expense spending levels, and merger and acquisition activity.

1 This section is responsive to the request in the Comment Letter to “Describe the role of your CODM” in the second bulleted item of Question 1.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Identify Components and Operating Segments of the Company’s Operations

The FASB Master Glossary defines a component as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.”

In determining its operating segments(s), the Company considered the definition of operating segments in ASC 280-10-50-1 as follows:

“An operating segment is component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

The FASB Master Glossary defines a component as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.”

Management’s assessment of each criterion in relation to its Company-specific circumstances follows.

A.	Business Activities

Management views the Company as a portfolio of product areas that utilize a core set of data, research, and other shared or central functions. To achieve its overall strategic and financial objectives and best serve its clients, the Company’s operating model is organized by product or product groupings (product areas) and corporate or central functions (central functions). Within this structure, thee product areas engage in business activities that generate revenues and incur certain expenses, while the central functions primarily generate expenses, some of which are direct expenses of the product areas and others are allocated.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

In its reports on Forms 8-K, 10-Q, and 10-K filed or furnished, as applicable, with the Securities and Exchange Commission (SEC), the Company reports revenue in two ways: by type and for its largest product areas. Revenue by type consists of License-Based, Asset-Based, and Transaction-Based categories and is used to provide better clarity to investors on business activities and how revenue is recognized under the different revenue recognition models in accordance with the applicable accounting guidance. Additionally, the Company reports revenue for certain key product areas (PitchBook, Morningstar Data, DBRS Morningstar, Morningstar Direct, Investment Management, Morningstar Sustainalytics, Workplace Solutions, and Morningstar Advisor Workstation) to provide additional information to help investors track revenue trends and understand contributors to total Company revenue performance. In the product development, maintenance, and delivery of its products, the Company incurs various direct and indirect expenses, including, but not limited to, compensation, data purchases, and information technology infrastructure. As a result, the Company concludes that its product areas and groupings of revenue by type meet criterion a., “It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)”. The central functions do not meet this criterion since they primarily generate expenses.

B.	Operating Results Regularly Reviewed by CODM

The Company has several leaders who report to the CODM that are accountable for product areas or central functions based on its management structure. For purposes of individual performance management of these leader and to track the status and achievement of Company-wide goals and cross-Company initiatives that require collaboration across product areas and central functions, the CODM periodically receives financial information on a product or product area level; however, the CODM does not utilize this information for making decisions regarding resource allocation.

Organization Structure2

There are 16 members of the Executive Leadership team at the Company and the CODM has 13 direct reports. Leaders of central functions are responsible for managing areas such as research, information technology systems and infrastructure, sales, customer service, marketing, design, legal, finance, facilities and real estate, and human resources, which are leveraged and shared across the Company. Product area leaders are responsible for managing specific products or product groupings. Some leaders have responsibilities for both central functions and product areas. Product area leaders’ responsibilities are reorganized from time to time to reflect strategic priorities, address market trends, provide professional development opportunities for the Executive Leadership team, or for other reasons. Currently, the product area leaders are organized into the following seven areas of responsibility:

•	DBRS Morningstar

•	Enterprise

2 This section is responsive to the request in the Comment Letter to “Provide us with details on your current management structure and how your Company is organized…” in the first bulleted item of Question 1.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

•	Morningstar Indexes

•	Morningstar Sustainalytics

•	Morningstar Wealth

•	PitchBook

•	Workplace Solutions

The primary rationale for the current product groupings is to:

•	Align products and services under common leadership to better serve customers and end markets;

•	Maximize the value of the core data and research assets;

•	Move certain operations into the direct control of product area leadership to facilitate increased accountability; and

•	Provide an ability to structure and track more specific internal metrics to monitor individual performance.

By comparison, for purposes of its key product area revenue disclosures in its most recent Forms 8-K, 10-Q, and 10-K, the Company defines its key product areas as follows:

•	PitchBook

•	Morningstar Data[3]

•	DBRS Morningstar

•	Morningstar Direct[3]

•	Investment Management[4]

•	Morningstar Sustainalytics

•	Workplace Solutions

•	Morningstar Advisor Workstation[3]

The primary rationale for this key product area disclosure is to provide shareholders’ information on the Company’s largest and flagship products that customers recognize as part of the Morningstar brand and suite of offerings. In aggregate, these product areas comprised 80.4% of total revenue as of December 31, 2022.

3 Morningstar Data, Morningstar Direct, and Advisor Workstation are part of the Enterprise product area.

4 Investment Management is part of the Morningstar Wealth product area.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

In addition to the CEO, the Executive Leadership team consists of the following individuals:5

Name	Title	Reports to CODM	Responsibility
[***]*	Chief Marketing Officer		Central Function
[***]	Chief of Staff	X	Central Function
[***]**	President, Morningstar Indexes		Product Area
[***]	Chief Financial Officer	X	Central Function
[***]*	Chief Revenue Officer	X	Central Function
[***]	Founder and Chief Executive Officer, PitchBook Data, Inc.	X	Product Area
[***]**	Chief Strategy Officer & Head of Investment Research	X	Central Function and Product Area
[***]	President, Retirement & Workplace Solutions	X	Product Area
[***]	President, Morningstar Sustainalytics	X	Product Area
[***]	President, Morningstar Wealth	X	Product Area
[***]	Chief Legal Officer	X	Central Function
[***]	President, Enterprise & Chief Technology Officer	X	Central Function and Product Area
[***]	President, DBRS Morningstar Credit Ratings	X	Product Area
[***]	Chief People Officer	X	Central Function
[***]	Chief Design Officer	X	Central Function

*[***], Chief Marketing Officer, reports to [***], Chief Revenue Officer.

**[***], President of Morningstar Indexes, reports to [***], Chief Strategy Officer & Head of Investment Research.

5 This table is responsive to the request in the Comment Letter to “Describe … each of the individuals reporting to the CODM” in the second bulleted item of Question 1 and request to “Identify and describe the role of each of your product area managers and leadership team” in the third bulleted item of Question 1.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Refer to Exhibit A for the Executive Leadership team organization chart.6

Under this management structure, the Company not only evaluates the performance of the single consolidated Morningstar view, but also reviews the contributions of product areas and central functions to achieve Company-wide strategic and financial objectives as defined in its annual Objectives and Key Results (OKRs). Over time, product areas have shifted and been combined in different ways to achieve these objectives. For example, Morningstar Data and Morningstar Direct were managed separately until 2022 and are now included within the Enterprise product grouping. Additionally, Morningstar Wealth was created in 2022 to incorporate Investment Management, Morningstar Office, Ballcourts, and Morningstar.com, which were previously managed within other product groupings. In addition, as noted in statements made by the CODM at the annual shareholder’s meeting on May 12, 2023, the Company evaluates opportunities to shift resources across product areas in response to customer and business needs. For example, earlier this year, the Company shifted resources between Wealth, Enterprise, and its Central Sales function to better serve the Australian market. Additionally, the Company recently announced plans to bring together its Research and Investment teams currently sitting in the Morningstar Wealth, Workplace Solutions, and Investment Research groups. This new central function will be called Research, Investments, & Analytics. These decisions were made directly by the CODM.

The CODM’s 13 direct reports meet periodically throughout the year. Given the size of this group and cross-functional reliance to achieve objectives for total Company performance, there are bi-weekly Executive Leadership team meetings and quarterly offsite sessions. In these meetings, leaders discuss Company-wide updates and events, as well as the status and achievement of Company-wide goals and cross-Company initiatives that require collaboration across product areas and central functions. Examples of recent discussions include long-term strategy for the Customer Relationship Management solution, return to office, brand architecture, and Company-wide bonus and forecast updates. In addition to group meetings, the CODM meets one-on-one, formally and informally, with his direct reports on a periodic basis.7

6 This Exhibit is responsive to the request in the Comment Letter to “Provide us with …an organizational chart.” in the first bulleted item of Question 1.

7 The preceding paragraph is responsive to the request in the Comment Letter to “Tell us how often the CODM meets with his direct reports and product area managers …” in the fifth bulleted item of Question 1.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Key Business Objectives8

On an annual basis, the Company performs its strategic planning process and defines the annual OKRs for the upcoming year. Then all product area and central function leaders develop OKRs, which are reviewed and approved by the CODM to ensure alignment across the entire organization to achieve its shared strategic, operational, and financial objectives. These OKRs complement the annual budget process and inform the individual performance management framework for the Executive Leadership team.

The Company’s 2022 OKRs were the following:

•	Exceed companywide financial goals.

•	Deliver differentiated insights across asset classes to public and private market investors.

•	Establish leading ESG position across each business.

•	Drive operational excellence and scalability to support growth targets.

•	Build an inclusive culture that delivers exceptional talent engagement and development.

Budget Process9

The Company’s budget process begins and ends with the consolidated Company view. With reference to the annual OKRs, the CODM and Chief Financial Officer (CFO) set consolidated Company targets and then work across product areas and central functions to allocate resources in support of the desired Company result. The budget planning process is iterative, beginning in August and ending with final Board of Directors approval around December. Key steps in the budget process include:

August

•	Define consolidated Company financial targets.

•	Provide guidance on revenue and controllable costs to product areas.

•	Provide guidance on costs to central functions.

October

•	Review the consolidated budget after initial budget submissions from product area and central functional leaders.

•	Meet with product area and central function leaders to review the initial budget submissions.

•	CODM and CFO provide feedback and further guidance if consolidated objectives are not achieved.

November

•	Meetings to revise the initial submission and coordinate with product areas or central functions to provide additional submissions as needed to finalize the budget.

8 This section is responsive to the request in the Comment Letter to “Describe the key operating decisions, who makes these decisions …” in the fourth bulleted item of Question 1.

9 This section is responsive to the request in the Comment Letter to “Describe … how performance is assessed and how resources are allocated within your business” in the fourth bulleted item of Question 1 and to the request to “Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget” in the sixth bulleted item of Question 1.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

December / January

•	Finalize the consolidated Company budget and present to Board of Directors for review; revise as necessary to incorporate feedback from the Board of Directors; receive approval from the Board of Directors.

Given the complexity of the Company’s product portfolio and significant reliance of the various product areas on central capabilities, the Company employs a variety of cost allocation methodologies in the budget process to directionally attribute certain pools of centralized expenses to the product areas, which contribute approximately 40% of the Company’s total operating expenses. These central expense pools include the Company’s core data and research assets that are critical components to the delivery, ongoing maintenance, and development of the Company’s suite of product offerings. As examples, the Company allocates the costs of the central research team based on proportion of revenue by product area. Information technology infrastructure costs are allocated by product area headcount. Allocated central data costs are based on estimated usage. Sales and support costs are allocated by annual sales goals across product areas. Other central costs, such as finance, legal, and human resources, vary based on product area revenue and salary expense. These cost pools and cost allocation methodologies are often changed and refined, which results in comparability issues across periods. This also results in potentially incomplete views of profitability of any given product area on a stand-alone basis.

Resource allocation decisions are made at the total Company level and allocated across product areas and central functions as part of the annual budget process with final determinations made by the CODM. Within a fiscal year, product area and central function leaders make operational decisions based on their OKRs and budget. Any material changes to the budget or pursuit of initiatives not contemplated in the budget require approval from the CODM or Board of Directors, as applicable, after consideration of the impact on the total Company results.

Performance Management10

The goals of the Company’s compensation plans are to attract and retain talented executives, motivate and reward executives for their individual and collective contributions to the Company, and align executives’ interests with the long-term interests of its shareholders. The Company’s annual compensation plans align itsexecutives’ pay with performance against OKRs. As part of its compensation philosophy, the Company provides pay that is externally competitive, internally equitable, and that considers an employee’s specific role and recognizes their contributions to Morningstar. Compensation targets are informed by an assessment of the individual’s competencies and performance against OKRs. The primary components of the Company’s compensation packages are salary, annual bonus, and stock-based long-term incentives (equity). Compensation changes for the Company’s Named Executive Officers (NEOs) are reviewed and approved by the Compensation Committee. The CODM’s compensation target is reviewed and approved each year by the Compensation Committee.

10 This section is responsive to the request in the Comment Letter to “Describe the basis for determining the compensation for each individual that reports to the CODM” in the seventh bulleted item of Question 1.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

The Company’s 2023 and 2022 annual bonus incentive targets for its NEOs are based 100% on consolidated total Company results, and central function leaders are also incentivized on this basis. Product area leader bonus targets are structured with 25% of the payout tied to total Company results and 75% driven primarily by results for the leader’s specific product area.

The financial performance metrics utilized in the annual bonus incentive plan are consolidated adjusted revenue and consolidated adjusted EBITDA. For NEOs and central function leaders, the Company weights the adjusted revenue measure at 50% and the adjusted EBITDA measure at 50%. However, for its product area leaders, the mix of adjusted revenue and adjusted EBITDA varies by product area depending on its stage of growth – either 50%/50% or 67%/33%. For the purpose of calculating the annual bonus, the Company uses a non-GAAP adjusted calculation of revenue and EBITDA, so its incentive plan is tied more closely to what is controllable by management. The Company adjusts these measures for the effects of currency exchange rates and any mergers, acquisitions, or divestitures. The Company also adjusts EBITDA to include cost allocations to product areas and exclude costs associated with the bonus itself, stock-based compensation, infrequent expenses, and certain accounting methods related to the development of internal software systems (i.e., capitalized internal software development). This calculation of adjusted EBITDA differs from the non-GAAP adjusted metrics reported in the Company’s financial reports on Forms 8-K, 10-Q, and 10-K. The definition of adjusted operating margin for these filings excludes intangible amortization expense, all mergers and acquisition-related expenses (including M&A-related earn-outs), and recently, items related to the significant reduction and shift of the Company's operations in China. The Company does not report an adjusted revenue metric in its reports on Forms 8-K, 10-Q, and 10-K filed or furnished, as applicable, with the SEC.

Each of the CODM’s direct reports receives stock-based equity awards – comprised 75% of Market Stock Units (MSUs) and 25% of Restricted Stock Units (RSUs). Typically, RSUs vest in four equal annual installments commencing on the first anniversary of the grant date. MSUs vest three years from the grant date and the number of shares received upon vesting depends primarily on the Company’s total shareholder return (TSR) over that three-year period. The MSUs granted to a majority of the Executive Leadership team also have a feature that will provide an increased number of shares that can be earned at the vesting date, if certain revenue metrics are exceeded or other performance goals are met as determined at the discretion of the Board of Directors. The revenue metrics applicable to these MSU awards are either the consolidated Company results or, for certain product area leaders, the applicable product area revenue with similar adjustments described above with respect to the annual bonus incentive plan.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Review of Financial Information11

The CODM attends monthly or quarterly business review meetings primarily to support the individual performance management of its direct reports, which is based on financial performance against budget and the achievement of their respective OKRs. In addition, the CODM uses these meetings to help drive overall accountability across the leadership team and advance cross-functional collaboration on shared initiatives.

The attendees of these business reviews may vary, but typically include:

•	CODM

•	CFO

•	Product area leader

•	Other product area team members, as needed

•	Chief People Officer

•	Chief Strategy Officer

•	Chief Revenue Officer

A key topic at these meetings is the financial performance of the product area against budget and progress toward that teams’ OKRs. The agenda for the monthly or quarterly business reviews also includes a wide range of other topics, including updates on key business initiatives, key milestones with customers, vendors, and other stakeholders, and employee engagement results. There is no standard template for these business review meetings; the format and nature of other information presented will vary depending on the metrics relevant to any given product area. For example, reviews of Morningstar.com will focus on web traffic and reviews of Investment Management will focus on investment flows.

While the nature of the financial information shared during these business reviews may vary by product area due to unique characteristics of that product area, typically the following financial information is included:

•	Revenue by product

•	Revenue KPI’s (assets under management, annual contract values, and revenue renewal rates vs. goals, as applicable)

•	Certain operating expenses in direct control of the product area leader

11 This section is responsive to the request in the Comment Letter to “Tell us how often the CODM meets with his direct reports and product area managers, the financial information the CODM reviews in conjunction with those meetings and the other participants at those meetings” in the fifth bulleted item of Question 1. This section is also responsive to the requests in Question 2 of the Comment Letter and describes a process that is generally consistent with the meetings among the CODM and product area leaders referenced in the Company’s previous response to the SEC on June 10, 2020.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

•	Measurements of product area profitability, including operating income before central cost allocations and EBITDA both including and excluding central cost allocations

•	Salary target tracking, headcount summaries, and people metrics

•	OKR summary and status

In addition to business reviews, the CODM and Executive Leadership team receive a monthly financial results package primarily focused on total Company results, which approximates 30 pages. The contents of this package include:

•	Performance highlights

•	Consolidated company results, including revenue, expenses, profitability, headcount, and salary tracking

•	Consolidated company financial performance variances vs. budget, forecast and prior year

•	Revenue by product area and region

•	Operating income, margin, and expense performance across product areas and central functions

The primary focus of the monthly financial results package is consolidated Company results, with an emphasis on revenue reporting. The reporting of operating income, margin, and expense performance across product areas and central functions (noted in the 5th bullet above) is presented in a single page, around page 10 of the reporting package. The allocations used for this purpose are the same allocations used for the Company’s budget process.

Board Oversight12

The Board of Directors oversees high-level strategy and spends its time during meetings discussing and advising the Company through a variety of lenses. Many Board meetings include a review of a product area (e.g., Enterprise or PitchBook), but agendas also include Company-wide topics, such as cybersecurity, sales pipelines, and talent management. The Board of Directors receives a variety of periodic and annual information. Aside from revenue by product area, all other key financial information is presented to the Board of Directors at the consolidated Company level. On a monthly basis, the Board of Directors receives a financial results package (consisting of a slide deck and cover memo with narrative explanation) including the following:

•	Consolidated key financial metrics (revenue, operating income, EBITDA, cash flow) explaining performance drivers vs. budget, forecast, and prior year actual results

•	Revenue performance by product area compared to prior year actual results

•	Consolidated free cash flow compared to prior year

•	Other information, to explain performance (e.g., sales pipeline and performance)

12 This section is responsive to the request in the Comment Letter to “describe the financial information provided to the Board of Directors and how frequently that information is reviewed” in Question 2.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

It should be noted that this reporting is different from the monthly financial results package referenced in the section above. The Board of Directors does not regularly receive financial information at the product area level, other than revenue.

On an annual basis, the CODM’s performance is evaluated holistically, considering the Company’s consolidated financial performance, shareholder return, and progress toward strategic initiatives in support of the Company’s OKRs among other factors. As part of this process, the CODM prepares a qualitative self-evaluation for the Board of Directors, not organized by product area or specific OKR, reflecting on successes and challenges of the recently completed fiscal year. As a result, the Board of Directors does not receive any financial information related to the profitability of the product areas as this information is determined to not be needed to evaluate the performance of the CODM in context of the Company’s overall strategy or otherwise oversee consolidated Company performance.

Criterion B Conclusion

The budget process starts and ends with total Company strategic and financial goals, which drives the Company’s annual OKRs. It is on this basis that the CODM makes decisions about resource allocation and strategic initiatives in support of the annual OKRs. The Company then incentivizes the performance of its NEOs on total Company results, while incentive compensation measures for product area leaders are determined based on a mix of total Company results and product area performance, with a heavier weighting on product area results. While a variety of financial information for the product areas or central functions is routinely provided to the CODM to monitor performance at these levels and drive accountability across the Executive Leadership team, this is not the information used to run the business and allocate resources in order to achieve the Company-wide OKRs. It is for this reason that the Company concludes that criterion b., “Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance” is not met.

C.	Discrete Financial Information

The final characteristic in determining whether a component meets the definition of an operating segment is whether “discrete financial information” is available. As described above, a variety of financial information relating to the Company’s revenue types, product areas, and central functions is prepared on a periodic basis and provided to the CODM. However, the Company does not believe this information represents sufficiently complete and consistent “discrete financial information” within the meaning of ASC 280. Further, while the CODM may receive this information and may discuss it in the context of the periodic business review and performance management meetings, the Company notes that he does not regularly utilize this type of financial information when making decisions to allocate resources or as the basis to determine the most effective way to monetize the Company’s core data and research assets and other capabilities. Instead, the CODM primarily uses this information to evaluate progress against total Company goals and evaluate the individual performance of his direct reports on the Executive Leadership team in support of the Company’s annual performance management and compensation process.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

As the Company noted in the budget process section, given the complexity of its product portfolio and significant reliance on central functions for the various product areas, the Company employs a variety of cost allocation methodologies to directionally attribute certain pools of centralized expenses to the product areas. As a result, many of these allocation methods are inherently incomplete or based on high-level assumptions that may not represent the true costs of a product area if it were to operate on a stand-alone basis. For example, given the significance of central costs and numerous product areas in the Company’s portfolio, most allocations are based on revenue, salary expense, or headcount, which often fluctuate and are only a rough estimation of the usage of a specific service. Additionally, these allocation methods fluctuate as product areas are often reorganized under different product area leaders (for example the Morningstar Data, Morningstar Direct, and Morningstar Wealth organizational changes mentioned above). These reorganizations impact allocations due to changes in revenue, salary expense, and headcount.

Approximately 40% of the Company’s operating expense categories are not direct costs and are allocated to the product areas. These expenses include Company-wide capabilities and those managed by central functions, including data collection, research, sales, and marketing, customer service, information technology, corporate functions (finance, human resources, legal), and equity compensation, among other areas.

The Company does not perform allocations by revenue type. In addition, product areas may fall into more than one revenue type based on the revenue recognition model that applies to the performance obligation of the product. As noted in the Company’s earnings release for the quarter ended March 31, 2023, the Company updated its revenue-type classifications to account for product areas with more than one revenue type. Revenue from Morningstar Sustainalytics' second-party opinions product was reclassified from License-Based to Transaction-Based. Revenue from Morningstar Indexes data and services products was reclassified from Asset-Based to License-Based. Revenue from DBRS Morningstar's data products was reclassified from Transaction-Based to License-Based. As a result, financial information at the revenue by type level is not considered discrete financial information that is suitable for decision-making by the CODM.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Given the expense fluctuations that occur due to changing allocations of central costs, the expense profile by revenue type or product area is incomplete and varying assumptions are made to derive estimated, directional margins. The Company notes that there has been increasing demand from its shareholders for financial information at the product area level. It is the Company’s current policy to respond to questions submitted by shareholders. The Company understands that shareholders are likely submitting questions requesting this information to help enable comparisons of Company performance to peers, as well as to evaluate Company performance against an investor’s investment horizon, which may be short, medium, or long-term. While the CODM is not held accountable at the product area level and is not focused on short-term results, the Company is responding to shareholder questions by providing estimated, directional or relative margin information in an effort to be transparent to stakeholders. However, while this information is available, it does not constitute discrete financial information under ASC 280 and is not used by the CODM to make resource allocation decisions.

When discussing relative margins or margins across its product portfolio for investors, the Company’s message is that these are “directional” given the incompleteness and lack of consistency over time. Through the recent Form 8-K filings addressing a large volume of shareholder questions and the annual shareholder meeting on May 12, 2023, the Company’s intention was to provide directional observations on margin estimates for certain product areas to assist investors in understanding certain trends in the business.

While certain financial information by revenue type or product area derived from these cost allocations is available, it is inherently incomplete, and, therefore, not utilized by the CODM to make decisions about the allocation of resources in support of the Company’s primary financial goals of achieving long-term consolidated organic revenue and operating income growth. Complete, consistent, and meaningful discrete financial information to help the CODM make informed judgments on these matters is only available at the consolidated Company level; therefore, the Company concludes that criterion c., “Its discrete financial information is available” is not met.

Conclusion

Based on the evaluation of the three criteria to determine whether components of a business qualify as operating segments, the Company determined that the only criteria that was met is “a. engages in business activities from which it may earn revenues and incur expenses”. The Company considers the following in reaching this conclusion:

•	The management of the business is focused on leveraging the Company’s core data and research assets that are critical centralized components to the delivery, ongoing maintenance, and development of the Company’s suite of product offerings in support of the achievement of long-term strategic growth objectives for the consolidated Company.

•	The CODM focuses on long term strategy and product delivery by setting the annual Company-wide OKRs. Throughout the year, the status of the individual product area and central function OKRs are reviewed through various touch points with the CODM and select OKRs are reviewed with the Board of Directors on a quarterly basis.

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

•	Substantially all of the financial information that is prepared and used by the Company for decision-making focuses on consolidated results and top-line revenue and operating income growth.

•	While other financial information is available, the Company does not believe it meets the definition of the discrete financial information criteria in ASC 280. When the Company addresses relative margins in its responses to shareholder questions, by type of revenue or product area, the Company employs a variety of cost allocation methodologies to directly attribute certain expenses to the product areas. These methodologies are not complete and, like the product areas, change from time to time. As a result, the discussions of relative margins are directional and based on estimates. The Company has provided this information, with caveats, in an effort to be transparent to shareholders.

•	The financial information that is available at the revenue by type or product area level is inherently incomplete and does not constitute “discrete financial information”; therefore, it is not used by the CODM to allocate resources.

Therefore, the Company continues to conclude that it has one operating segment since all three criteria are not met.

Aggregation and Materiality Determination of Reportable Segments

The provisions of ASC 280 detail two additional steps in this analysis, (i) aggregate operating segments that have similar economic characteristics and that meet certain qualitative aggregation criteria and (ii) apply quantitative materiality thresholds to each operating segment to determine which operating segments are required to be separately reported in the notes to the financial statements. As the Company determined that it has one operating segment, these two steps are not applicable.

*     *     *

FOIA Confidential Treatment Request by

Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky

Jason Dubinsky
Chief Financial Officer

Exhibit A

Morningstar, Inc. Executive Leadership Team

Data as of May 9, 2023

Kunal Kapoor*, Chief Executive Officer
[***]* Chief Revenue Officer
[***] Chief Design Officer
[***] Chief of Staff
[***]* Chief Financial Officer
[***] Chief Legal Officer
[***] Chief People Officer
[***] Chief Strategy Officer & Head of Investment Research
[***] President, Retirement & Workplace Solutions
[***] President, Morningstar Sustainalytics
[***] President, Morningstar Wealth
[***] President, DBRS Morningstar Credit Ratings
[***] President, Enterprise & Chief Technology Officer
[***] Founder and Chief Executive Officer, PitchBook Data, Inc.
Chief Marketing Officer [***]
President, Indexes [***]

*indicates Named Executive Officer

[***]* Chief Financial Officer [***]* Chief Revenue Officer [***] Chief Strategy Officer & Head of Investment Research [***] Chief People Officer [***] Chief Legal Officer [***] Chief Design Officer Kunal Kapoor*, Chief Executive Officer [***] Chief of Staff [***] Founder and Chief Executive Officer, PitchBook Data, Inc. [***] President, Retirement & Workplace Solutions [***] President, Enterprise & Chief Technology Officer [***] President, Morningstar Sustainalytics [***] President, Morningstar Wealth [***] President, DBRS Morningstar Credit Ratings Chief Marketing Officer [***] President, Indexes [***] Morningstar, Inc. Executive Leadership Team *indicates Named Executive Officer Data as of May 9, 2023 FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)